UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO
REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2020

Jamestown Invest 1, LLC
(Exact name of issuer as specified in its charter)

Delaware	83-1529368
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

675 Ponce de Leon Ave NE, 7th Floor, Atlanta, GA	30308
(Address of principal executive offices)	(ZIP Code)

(404) 490-4950
(Issuer’s telephone number, including area code)

Common Shares
(Title of each class of securities issued pursuant to Regulation A)

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION
We make statements in this Annual Report on the Form 1-K (“Annual Report”) that are forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report.
The forward-looking statements included in this Annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the forgoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:
•our ability to effectively deploy the proceeds raised in the offering of our common shares as contemplated by our Offering Circular dated September 10, 2020, as amended and/or supplemented from time to time, which may be accessed here and may be updated from time to time by our future filings under Regulation A, such as the supplemented risk factors dated April 6, 2021 contained here;
•our ability to effectively deploy the proceeds raised in this offering;
•our ability to attract and retain investors to the investment portal on the Jamestown website;
•risks associated with breaches of our data security;
•changes in economic conditions generally and the real estate and securities markets specifically;
•limited ability to dispose of assets because of the relative illiquidity of real estate investments;
•intense competition in the real estate market that may limit our ability to attract or retain tenants or re-lease space;
•defaults on or non-renewal of leases by tenants;
•increased interest rates and operating costs;
•our failure to obtain necessary outside financing;
•decreased rental rates or increased vacancy rates;
•the risk associated with potential breach or expiration of a ground lease, if any;
•difficulties in identifying properties to complete, and consummating, real estate acquisitions, developments, joint ventures and dispositions;
•our failure to successfully operate acquired real estate assets;
•exposure to liability relating to environmental, health and safety matters;
•changes in real estate and zoning laws and increases in real property tax rates;
•our ability to complete projects on the timeframes and budgeted costs we anticipate;
•our failure to maintain our status as a REIT;
•failure of acquisitions to yield anticipated results;
•risks associated with derivatives or hedging activity;
•our level of debt and the terms and limitations imposed on us by our debt agreements;
•the need to invest additional equity in connection with debt refinancings as a result of reduced asset values;
•our ability to retain our executive officers and other key personnel of our Manager and its affiliates;
•the ability of our sponsor and its affiliates to source and service our loans and other assets, and the quality and performance of these assets;
•our ability to retain and hire competent employees and appropriately staff our operations;

•legislative or regulatory changes impacting our business or our assets (including changes to the laws governing the taxation of REITs and SEC guidance related to Regulation A or the JOBS Act);
•changes in business conditions and the market value of our assets and generally the increased risk of loss if our investments fail to perform as expected;
•our ability to implement effective conflicts of interest policies and procedures among the various real estate investment opportunities sponsored by our sponsor;
•our ability to access sources of liquidity when we have the need to fund redemptions of common shares in excess of the proceeds from the sales of our common shares in our continuous offering and the consequential risk that we may not have the resources to satisfy redemption requests;
•our compliance with applicable local, state and federal laws, including the Investment Advisers Act of 1940, the Investment Company Act and other laws;
•changes to generally accepted accounting principles, or GAAP;
•disruptions in economic activity, a decline in commercial activity and decreased consumer activity arising out of the COVID-19 pandemic may adversely affect the financial condition and results of operations of the Company; and
•the outbreak of COVID-19 and the economic impact arising from the virus and the actions taken to mitigate its spread may impact the value of the Company’s assets, and there can be no assurance that the Net Asset Value will be accurate on any given date.
Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this Annual Report. All forward-looking statements are made as of the date of this Annual Report and the risk that actual results will differ materially from the expectations expressed in this Annual Report will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this Annual Report, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this Annual Report, including, without limitation, the risks described under Risk Factors, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Annual Report will be achieved.
Item 1. Business
The Company
Jamestown Invest 1, LLC, a Delaware limited liability company was formed on August 3, 2018, to acquire and manage a portfolio consisting of real estate investments in urban infill locations in the path of anticipated growth.
The Company has elected to be taxed as a real estate investment trust (“REIT”) under the Internal Revenue Code of 1986, as amended (“the Code”), commencing with our taxable year ended December 31, 2019. On March 12, 2020, we acquired a 51% controlling interest in a joint venture owning a real estate property known as Southern Dairies. See Form 1-U - "Property Acquisition" and "Joint Venture Agreement" - March 12, 2020 for more information.
Jamestown Invest Manager, L.P. (our “Manager”) is a wholly-owned subsidiary of Jamestown, L.P. ("Jamestown"), our sponsor. Our Manager manages our day-to-day operations. A team of real estate professionals, acting through our Manager, will make all the decisions regarding the selection, negotiation, financing and disposition of our investments, subject to the limitations in our operating agreement and will also provide asset management, marketing, investor relations and other administrative services on our behalf with the goal of maximizing our operating cash flow and preserving our invested capital. Our sponsor is able to exercise significant control over our business, including through its ownership of our Manager.
The Company is offering a maximum of up to $50 million in shares of common shares on a “best efforts” basis. As of December 31, 2020, the Company is selling its common shares directly to investors at a purchase price of $10.00 per share, which is the initial purchase price per share of common shares. As of December 31, 2020, the minimum investment in our common shares for initial purchases is $2,500 in shares, or 250 shares based on the initial per share price, for individuals and $50,000 in shares, or 5,000 shares based on the initial per share price, for entity investors. Prior to our offering statement being declared “qualified” by the SEC, we sold 550,100 of our common shares at the initial per share price of $10.00 per share, including approximately 86,550 common shares purchased by our sponsor, in a private placement. As of December 31, 2020, the Company has raised approximately $2,907,610 in capital (not including the $5,501,000 in private placement). As of the date of this Annual Report, the Company has raised a total of $3,701,950 in capital (not including the $5,501,000 in private placement).

Employees
As of December 31, 2020, no employees were employed by the Company.
Investment Strategy
Our investment strategy is to acquire and manage a portfolio consisting of real estate investments in urban infill locations in the path of anticipated growth. Possible asset classes could include mixed or single use properties incorporating office, retail, multifamily, for-sale residential, parking, unimproved land, warehouse/flex, or hotels in the Atlanta, Georgia metropolitan statistical area ("MSA") as well as other MSAs primarily in the Southeast such as Raleigh, North Carolina and Charleston, South Carolina. We may also invest in other major MSAs across the United States, which would generally have populations equal to or greater than 500,000 residents.
The properties that we acquire may be existing, income producing properties, newly constructed properties or properties under development or construction. We will focus on acquiring properties that we believe can produce a consistent cash distribution at stabilization and may present opportunities for capital appreciation over an expected five to seven year hold period, such as those with the potential for ground-up development, redevelopment or repositioning.
Our investment strategy seeks to capitalize on Jamestown’s 37- year track record as an active real estate investment manager to identify and take advantage of attractive opportunities. We also seek to benefit from Jamestown’s reputation and ability to transact at scale with speed and certainty, and its longstanding and extensive relationships in the real estate industry. We intend to benefit from Jamestown’s experience in Atlanta, including a history of projects ranging from hotel and office repositionings to iconic adaptive reuse developments, to source projects that create value for investors, tenants and the community. Jamestown has a track record of creating value by applying sustainable development and management practices, and has incubated local businesses and created access to affordable housing.
Our Manager will utilize the personnel and resources of our sponsor to select our investments and manage our day-to-day operations. Our sponsor’s corporate, investment and operating platforms are well established, which we believe will allow us to realize economies of scale and other benefits including the following:
•Track Record – Across Jamestown’s 31 realized real estate funds, the aggregate cash distributed from each fund exceeded the original aggregate capital contributed to each fund. This prior performance is not a guarantee of future results.
•Vertically-Integrated Operating Platform – The multidisciplined in-house team of over 150 professionals in acquisitions and capital markets, asset management, retail leasing, design, marketing, construction and project management, property management, legal and risk management, accounting and tax, sustainability, fundraising, and portfolio management collaborates from acquisition through disposition to maximize opportunities and minimize risks.
•Proactive Management — Jamestown believes that experienced, hands-on asset management provides for better quality of service. Through focused on-site operations, Jamestown remains in close contact with its tenants which allows for proactive identification and resolution of tenant concerns, resulting in greater tenant satisfaction.
•Distinguished Reputation — Jamestown’s cultivation of longstanding relationships and partnerships with key industry leaders, along with its reputation for moving quickly to execute transactions, generates a significant number of off-market investment opportunities, as evidenced by the direct sourcing of nearly half of Jamestown’s core and core-plus fund investments through non-competitive channels.
•Sources of Capital — Jamestown’s experience with previous funds has shown that there are often unexpected opportunities to increase project cash flow, but that additional capital, sometimes in significant amounts, is necessary. For subsequent value creation and other liquidity needs, the use of additional capital could make sense. Therefore, Jamestown may provide us with access to additional capital in the future. This additional capital could take the form of equity, debt, or a combination of the two, in one or more transactions. Jamestown may, but is not obligated to, provide equity capital in a total amount of up to $20,000,000 in one or more transactions with the price per common share equal to the greater of (i) $10.00 per share or (ii) our NAV divided by the number of shares outstanding as of the close of business on the last business day of the prior fiscal quarter. Additionally, shares purchased by Jamestown or its affiliates will be for investment purposes only and not for resale. Loans provided to us by Jamestown would each have a term of zero to seven years, non-amortizing and bear interest equal to the then-current “prime rate,” as published in The Wall Street Journal.
Jamestown strategically focuses on markets that Jamestown believes show strong demographic and economic growth bolstered by the presence of emerging industries such as technology and new media. Each year, the acquisition professionals at Jamestown consider hundreds of investments, ultimately closing on less than 1%. Jamestown’s highly-disciplined, analytical approach to investing has contributed to its strong track record over the company’s 37-year history.
The Company intends to take advantage of its integrated platform on each acquisition by engaging all company departments in the evaluation of new opportunities. Early in the acquisitions phase, the Asset Management, Retail Leasing, Development & Construction, Sustainability and Creative & Marketing departments will be included in order to fully understand the characteristics of a potential acquisition, exploring site activations and opportunities for property improvements. Jamestown’s capital markets professionals evaluate the existing and proposed capital structure of each investment and work with the Fund Management team to recommend the appropriate capital structure for an investment, taking into account the business plan for each asset. The Capital Markets department maintains international lending relationships to provide access to favorable loan pricing and terms.
Jamestown actively manages its portfolio in-house. The Asset Management department maintains a robust team that stays highly involved with the real estate. Jamestown believes this hands-on management provides many benefits, such as cultivating close tenant relationships and providing tenants with access to expansion or relocation space in multiple markets. For retail assets, these relationships start with the Leasing department, which works to develop a unique sense of place by carefully curating the selection of retailers. Leasing is responsible for creating merchandising plans that maximize each asset’s retail positioning from both landlord and tenant perspectives.
In the effort to capture substantial quality and value in Jamestown’s retail assets through leasing, the Retail Leasing department conducts retail market analysis, advises on leasing economics, and commissions consumer research. The Creative & Marketing department approaches assets from a brand perspective by developing and implementing distinctive property positioning, designing and producing compelling collateral, activating properties through innovative event programming, reconfiguring community spaces, and collaborating with public entities including business improvement districts and neighborhood-focused partnerships. Jamestown believes the end result of this creative and collaborative process is a distinctive and compelling brand for each asset—one that is activated through exceptional programming, while also creating value for each individual property.
Finally, Jamestown manages development and construction in-house led by development professionals supported by a dedicated team of architects. Jamestown believes this vertical integration ensures that construction is cost-effective and consistent with the property aesthetic and brand. Jamestown believes that Jamestown’s ownership, constant collaboration among the Manager and its affiliate’s Asset Management, Leasing, Creative & Marketing, and Development & Construction departments drives value creation at the property.
Investment Objectives
Our investment objectives are to invest in assets that will enable us to:
•generate attractive risk-adjusted returns through a combination of cash distributions, NOI growth and capital appreciation over an expected five to seven year hold period;
•preserve, protect and return invested capital;
•provide an investment alternative for people seeking to allocate a portion of their long-term investment portfolios to commercial real estate; and
•create value for investors, tenants and community through socially responsible management practices.
We cannot assure you that we will attain these objectives or that the value of our assets will not decrease. Furthermore, within our investment objectives and policies, our Manager has substantial discretion with respect to the selection of specific investments and the purchase and sale of our assets. Our Manager’s Investment Committee reviews our internal investment guidelines at least annually to determine whether our investment guidelines continue to be in the best interests of our shareholders.
Competition
Our net income depends, in large part, on our ability to source, acquire and manage investments with attractive risk-adjusted yields. We compete with many other entities engaged in real estate investment activities, including individuals, corporations, bank and insurance company investment accounts, other REITs, private real estate funds, and other entities engaged in real estate investment activities as well as online lending platforms that compete with the investment portal on the Jamestown website, many of which have greater financial resources and lower costs of capital available to them than we have. In addition, there are numerous REITs with asset acquisition objectives similar to ours, and others may be organized in the future, which may increase competition for the investments suitable for us. Competitive variables include market presence and visibility, amount of capital to be invested per project and underwriting standards. To the extent that a competitor is willing to risk larger amounts of capital in a particular transaction or to employ more liberal underwriting standards when evaluating potential investments than we are, our investment volume and profit margins for our investment portfolio could be impacted. Our competitors may also be willing to accept lower returns on their investments and may succeed in buying the assets that we have targeted for acquisition. Although we believe that we are well positioned to compete effectively in each facet of our business, there is enormous competition in our market sector and there can be no assurance that we will compete effectively or that we will not encounter increased competition in the future that could limit our ability to conduct our business effectively.

Risk Factors
We face risks and uncertainties that could affect us and our business, as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” contained in our Offering Circular dated September 10, 2020, as amended and/or supplemented from time to time (the “Offering Circular”), which may be accessed here and may be updated from time to time by our future filings under Regulation A, such as the supplemented risk factors dated April 6, 2021 contained here. In addition, new risks may emerge at any time, and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.
Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
The following discussion and analysis of our financial condition and results of operations should be read together with our consolidated financial statements and related notes appearing at the end of this Annual Report. This discussion and analysis contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” as disclosed in our Offering Circular, as amended or supplemented from time to time, which may be accessed here and may be updated from time to time by our future filings under Regulation A.
Overview
Jamestown Invest 1, LLC is a Delaware limited liability company formed to acquire and manage a portfolio consisting of real estate investments in urban infill locations in the path of anticipated growth. Possible asset classes could include mixed or single use properties incorporating office, retail, multifamily, for-sale residential, parking, unimproved land, warehouse/flex, or hotels in the Atlanta, Georgia MSA as well as other MSAs primarily in the Southeast such as Raleigh, North Carolina and Charleston, South Carolina. We may also invest in other major MSAs across the United States, which would generally have populations equal to or greater than 500,000 residents. We are externally managed by Jamestown Invest Manager, L.P. (our "Manager"), a wholly-owned subsidiary of Jamestown, L.P. (“Jamestown”), our sponsor operates an online investment portal at www.jamestowninvest.com.
We are offering and will continue to offer up to $47,571,240 in our common shares in our Offering Circular dated September 10, 2020. As of December 31, 2020, we had raised total gross offering proceeds of $8,408,610 (including $5,501,000 in a private placement prior to the offering statement being declared “qualified,” of which $865,500 was from our sponsor). As of April 28, 2021, the Company has raised a total of $9,202,950 in capital, of which $2,000,000 is from our Sponsor.
Our Investments
On March 12, 2020, the Company purchased a 51% controlling interest in JT Invest 1 Dairies, LLC (the “Dairies JV”) from Jamestown, our sponsor, for total consideration of $7,279,065. The Dairies JV owns a five-building office campus located in Atlanta, Georgia known as Southern Dairies. Southern Dairies has 80,000 rentable square feet and as of the date of this report, is approximately 88% leased to ten tenants. See "Investment Objectives and Strategy - Acquired Investments" for more information.
Liquidity and Capital Resources
Proceeds from common shares sold in the Offering have been and will continue to be, primarily used for property acquisitions and capital expenditures.
We may selectively employ leverage to enhance total returns to our shareholders through a combination of senior financing and other financing transactions. Our target leverage at stabilization is 60% at the fund level and may be up to 70% on an individual investment calculated as a percentage of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We seek to secure conservatively structured leverage that is long term and non-recourse to the extent obtainable on a cost-effective basis. Our Manager may from time to time modify our leverage policy in its discretion. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by our Manager’s Investment Committee.
The success of our business is significantly related to general economic conditions and, accordingly, our business could be harmed by an economic slowdown and downturn in real estate asset values, property sales and leasing activities, including the economic conditions related to the outbreak of the COVID-19 virus. As the COVID-19 pandemic continues it is not possible to reliably estimate the length or severity of this pandemic and hence its financial impact. The Company could be materially and adversely affected by the risks, or the public perception of the risks, related to the pandemic and efforts to reduce its spread. The extent of the impact of COVID-19 on the Company's operational and financial performance will depend on future developments, including the duration and spread of the pandemic and its impact on the Company's tenants. Additionally, the impact could vary by geographic region and property type. As a result, valuations and incomes in the future may change more rapidly and significantly than under standard market conditions. These economic conditions could result in a general decline in acquisition, disposition and leasing activity, as well as a general decline in the value of real estate and in rents. In addition, these conditions could lead to a decline in property sales prices as well as a decline in funds invested in existing commercial real estate assets and properties planned for development. During an economic downturn, it may also take longer for us to dispose of real estate investments or the selling prices may be lower than originally anticipated. As a result, the carrying value of our real estate investments may become impaired and we could record losses as a result of such impairment or we could experience reduced profitability related to declines in real estate values. Further, if we carry any leverage, our exposure to adverse general economic conditions is heightened.

All of the conditions described above could adversely impact our business performance and profitability, which could result in our failure to make distributions to our investors and could decrease the value of an investment in us. In addition, in an extreme deterioration of economic conditions, we could have insufficient liquidity to meet our debt service obligations when they come due in future years. If we fail to meet our payment or other obligations under our loan agreements, the lenders under the agreement will be entitled to proceed against the collateral granted to them to secure the debt owed.
Distributions
During the year ended December 31, 2020, we have not made any distributions. Once we begin to make distributions, we expect that dividends declared by our Manager will be made on a quarterly basis, or less frequently as determined by our Manager. Any distributions we make will be at the discretion of our Manager, and will be based on, among other factors, our present and reasonably projected future cash flow. On March 31, 2021, the Manager declared a quarterly cash distribution of $0.075 per share for shareholders of record as of the close of business on March 31, 2021.
Redemption Plan
We have adopted a redemption plan whereby, on a quarterly basis, a shareholder may obtain liquidity as described in detail in our Offering Circular, which may be accessed here. Our Manager may in its sole discretion, amend, suspend, or terminate the redemption plan at any time without notice for any reason, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason.
As of December 31, 2020, no common shares have been submitted for redemption through our redemption plan. On April 14, 2021, our Manager approved a redemption request for and aggregate of 250 shares (a redemption amount of $2,425) for one investor under the redemption plan.
Sources of Operating Revenues and Cash Flows
Refer to our Consolidated Statements of Cash Flows in our consolidated financial statements.
We expect to primarily generate operating revenues and cash flows from the operations of our real estate investments. See Note 2, Summary of Significant Accounting Policies, in our consolidated financial statements for further detail.
Cash Flows from Operating Assets
As of December 31, 2020, the Company owned a 51% controlling interest in a joint venture that owns a five-building office campus located in Atlanta, Georgia known as Southern Dairies.
For the years ended December 31, 2020, and 2019, net cash provided by operating activities was $651,045 and $11,572, respectively. For the years ended December 31, 2020, and 2019, net cash flow from operating activities increased due to rental revenue from the acquisition of Southern Dairies, however the increase in rental revenue was offset by the loss on the interest rate swap and depreciation and amortization resulting in a net loss overall.
Cash Flows from Investing Activities
For the years ended December 31, 2020, and 2019, net cash used in investing activities was $35,756,178 and $0, respectively. For the years ended December 31, 2020, net cash used in investing activities increased due to the acquisition of Southern Dairies.
Cash Flows from Financing Activities
For the years ended December 31, 2020, and 2019, net cash provided by financing activities was $31,084,109 and $5,706,500, respectively. For the year ended December 31, 2020, net cash provided by financing activities increased due to proceeds from the mortgage loan payable, contributions from noncontrolling interest and proceeds from the issuance of common shares. For the year ended December 31, 2019, net cash provided by financing activities was attributed to proceeds from the issuance of common shares offset by the return of formation capital.

Results of Operations
Refer to our Consolidated Statements of Operations in our consolidated financial statements.
For the year ended December 31, 2020, we had a net loss attributable to Jamestown Invest 1, LLC in the amount of $783,603. This was driven by a decrease in the value of the interest rate swap on our loan based on market rates as of December 31, 2020 and depreciation and amortization of the real estate.
Based on a comparison of the years ended December 31, 2020 versus 2019, both revenues and expenses increased due to the acquisition of Southern Dairies. Total revenues increased by $2,749,230 and operating expenses increased by $913,010. Other income and expenses increased by $3,278,910, which was as attributable to depreciation and amortization, interest expense, unrealized gain on the mortgage loan payable and a loss on the interest rate swap.
We expect that rental income, operating and maintenance, property management fees, real estate taxes and insurance, general and administration, asset management fees, fund administrative fees, depreciation and amortization and interest expense will increase as we acquire more real estate.
Outlook and Recent Trends
During the year ended December 31, 2020, a pandemic of a novel strain of coronavirus (COVID-19) emerged globally. Although it is not possible to reliably estimate the length or severity of this pandemic and its financial impact, the Company could be materially and possibly adversely affected by the risks, or the public perception of the risks, related to the recent pandemic of COVID-19 and efforts to reduce its spread. The extent of the impact of COVID-19 on the Company’s operational and financial performance will depend on future developments, including the duration and spread of the pandemic and its impact on the Company's tenants. For more information regarding the COVID-19 outbreak, please see "Risk Factors" in our Offering Circular.
Given the evolving nature of this unprecedented crisis, it is too early and difficult to predict the impact to the Company at this time; however, we do expect a negative impact in the short-term. Still, we believe we can execute our value-add strategy over our anticipated five to seven year term.
For more information regarding market conditions and outlook, please see “Investment Objectives and Strategy” in our Offering Circular.
Critical Accounting Policies
See Note 2. Summary of Significant Accounting Policies, in our consolidated financial statements for further detail.
Off-Balance Sheet Arrangements
As of December 31, 2020 and 2019, we had no off-balance sheet arrangements.
Related Party Arrangements
For further information regarding Related Party Arrangements, please see Footnote 6 in the accompanying consolidated financial statements below.
Recent Developments
Between January 1, 2021 and April 28, 2021, the Company sold 76,800 shares at a share price of $10.00 and 2,547 shares at a share price of $10.34, for $794,340 in gross offering proceeds. As of April 28, 2021, the aggregate shares outstanding were approximately 920,157 shares, for total gross offering proceeds of $9,202,950 (including the approximately 550,100 shares totaling $5,501,000 received in a private placement prior to the initial offering being declared effective).

Item 3. Directors and Officers
Our Manager
Our Manager is a wholly-owned subsidiary of our sponsor. Our Manager manages our day-to-day operations. A team of real estate professionals, acting through our Manager, will make all the decisions regarding the selection, negotiation, financing and disposition of our investments, subject to the limitations in our operating agreement and will also provide asset management, marketing, investor relations and other administrative services on our behalf with the goal of maximizing our operating cash flow and preserving our invested capital. Our sponsor is able to exercise significant control over our business, including through its ownership of our Manager.
The Company operates under the direction of our Manager, which is responsible for directing the management of our business and affairs, managing our day-to-day affairs, and implementing our investment strategy. Our Manager has established an investment committee that will make decisions with respect to all acquisitions and dispositions. Our Manager may establish further written policies on investments and borrowings and will monitor our administrative procedures, investment operations and performance to ensure that the policies are fulfilled. Our Manager may change our investment objectives at any time without approval of our shareholders.
Our Manager performs its duties and responsibilities pursuant to our operating agreement. Our Manager maintains a contractual, as opposed to a fiduciary, relationship with us and our shareholders. Furthermore, we have agreed to limit the liability of our Manager and to indemnify our Manager against certain liabilities.
Directors and Executive Officers
We have provided below certain information about our directors and executive officers.

Name of Executive	Age	Position
Matt Bronfman	55	Director, Chief Executive Officer
Chris Kopecky	49	Director, Chief Financial Officer and Chief Accounting Officer
John Wilson	36	Director, Vice President

Matt Bronfman is a Principal and the Chief Executive Officer of our sponsor. When Mr. Bronfman joined Jamestown in 1998, he served as General Counsel working with the acquisitions and asset management departments. In 2002, Mr. Bronfman was named a Managing Director and Chief Operating Officer. He has led the acquisition and redevelopment of iconic projects from Chelsea Market in New York and Ponce City Market in Atlanta to the Innovation and Design Building in Boston and Ghirardelli Square in San Francisco. Prior to joining Jamestown, Mr. Bronfman began his law practice at what is now Holland & Knight in Atlanta, specializing in real estate development and acquisitions. He currently serves on the boards for AFIRE, the Atlanta BeltLine Partnership, the Jewish Federation of Greater Atlanta, and the Jewish Funders Network. Mr. Bronfman graduated Phi Beta Kappa and summa cum laude from Tufts University and attended law school at Northwestern University, graduating magna cum laude.
Chris Kopecky is the Chief Financial Officer of our sponsor. Mr. Kopecky is a CPA and began his career in public accounting, spending nine years with Arthur Andersen and three years with Ernst & Young. He was a Senior Manager in the business advisory practice, serving publicly traded and privately held clients in the real estate and financial services industries. In 2005, Mr. Kopecky became the Chief Accounting Officer at Edens, a leading owner, operator and developer of retail real estate in Columbia, South Carolina. At Edens, he oversaw all aspects of accounting, forecasting, tax, treasury and investor reporting. Mr. Kopecky graduated with a Bachelor of Business Administration in Accounting from the University of Oklahoma’s Price College of Business. He has also completed executive coursework at Harvard Business School and is a member of the Finance Committee of The Westminster Schools in Atlanta.
John Wilson is a Director of our sponsor and serves as the Company’s fund manager in addition to serving as asset manager for Buckhead Village District. Previously, he led value creation efforts for several of Jamestown’s properties including Ponce City Market in Atlanta until May 2020 and Chelsea Market in New York until its sale to Google in March 2018. Mr. Wilson began his real estate career with Jones Lang LaSalle, and later worked at Goldman Sachs. He earned a Bachelor of Arts in Government from Dartmouth College and an MBA in Real Estate and Finance from The Wharton School University of Pennsylvania. Mr. Wilson serves on the boards of the Piedmont Park Conservancy and Trees Atlanta.
Compensation of Executive Officers
The Company does not currently have any employees, nor do we currently intend to hire any employees who will be compensated directly by us. Certain executive officers of our sponsor also serve as executive officers of the Company. Each of these individuals receives compensation for his or her services, including services performed for us, from our sponsor. As the Company’s executive officers, these individuals manage our day-to-day affairs, oversee the review, selection and recommendation of investment opportunities, service acquired investments and monitor the performance of these investments to ensure that they are consistent with our investment objectives. Although the Company will indirectly bear some of the costs of the compensation paid to these individuals, through fees we pay to our Manager, we do not intend to pay any compensation directly to these individuals.
Compensation of our Manager
For information regarding the compensation of our Manager, please see “Management Compensation” in our Offering Circular.

Item 4. Security Ownership of Management and Certain Securityholders
The following table sets forth the beneficial ownership of our common shares as of December 31, 2020 for each person or group that holds more than 10% of our common shares, for each director and executive officer of our Manager and for the directors and executive officers of our Manager as a group. To our knowledge, each person that beneficially owns our common shares has sole voting and disposition power with regard to such shares.
Unless otherwise indicated below, each person or entity has an address in care of our principal executive offices at Jamestown, Ponce City Market, 675 Ponce de Leon Avenue NE, 7th Floor, Atlanta, GA 30308.

Name of Beneficial Owner (1)	Approximate Number of Shares Beneficially Owned	Approximate Percent of All Shares
Jamestown, L.P. (2)	200,000	23.79%
All directors and executive officers of our Manager as a group (6 persons)	29,700	3.53%
• Chris Kopecky, Chief Financial Officer and Chief Accounting Officer	10,000	1.19%
• John Wilson, Vice President	10,000	1.19%
• Shak Presswala, Vice President and Secretary	5,000	0.59%
• Noah Peeters, Vice President and Assistant Secretary	3,000	0.36%
• Amber Murray, Vice President	1,000	0.12%
• Lori Lathem, Vice President and Assistant Financial Officer	700	0.08%
(1) Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to dispose of or to direct the disposition of such security. A person also is deemed to be a beneficial owner of any securities which that person has a right to acquire within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he or she has no economic or pecuniary interest.
(2) All voting and investment decisions with respect to our common shares that are held by Jamestown are controlled by the Shareholders Committee of Jamestown, which is made up of Christopher A. Kahl, Matt Bronfman and Michael Phillips. As of the date of this report, other than certain persons listed above (including family members), no other owner of Jamestown beneficially owns shares of capital stock in Jamestown’s general partner that entitle such owner to more than 5% of the voting power of Jamestown. All of the forgoing stockholders, directors and executive officers disclaim beneficial ownership of our common shares that are owned by Jamestown.
Item 5. Interest of Management and Others in Certain Transactions
For further details, please see Note 6. Related Party Arrangements in our consolidated financial statements.
Item 6. Other Information
Minimum Purchase Requirements
We began accepting investments through self-directed retirement accounts following the end of the fiscal year. Our minimum purchase requirements set forth in our Offering Circular are hereby supplemented to establish a minimum purchase requirement for such retirement accounts, as follows:
•If you are investing through a self-directed retirement account, you must purchase at least $5,000 in common shares in this offering at the initial purchase and at least $2,500 at any additional purchase of common shares in this offering.

The minimum purchase requirements for individual and entity investors, as set forth in our Offering Circular, shall remain effective for investments other than self-directed retirement accounts and are included below for reference:
•If you are an individual, you must purchase at least $2,500 in common shares in this offering at the initial purchase and at any additional purchase of common shares in this offering.
•If you are an individual investor investing through StartEngine during the period beginning on July 20, 2020 and ending on December 15, 2020, you must purchase at least $1,000 in common shares in this offering at the initial and subsequent purchase.
•If you are an entity investor, you must purchase at least $50,000 in common shares in this offering at the initial purchase and at least $2,500 at any additional purchase of common shares in this offering.

Item 7. Financial Statements

JAMESTOWN INVEST 1, LLC AND SUBSIDIARIES
(A LIMITED LIABILITY CORPORATION)

INDEPENDENT AUDITOR’S REPORT
To the Shareholders’ of
Jamestown Invest 1, LLC and Subsidiaries
Report on the Consolidated Financial Statements
We have audited the accompanying consolidated financial statements of Jamestown Invest 1, LLC and Subsidiaries (the “Company”), which comprise the consolidated balance sheets as of December 31, 2020 and 2019, and the related consolidated statements of operations, shareholders’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively, the consolidated financial statements).
Management’s Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
Auditor’s Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Jamestown Invest 1, LLC and Subsidiaries as of December 31, 2020 and 2019, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ Moore, Colson & Company, P.C.
Atlanta, Georgia
April 28, 2021

JAMESTOWN INVEST 1, LLC AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31, 2020	December 31, 2019
Assets:
Real estate:
Land	$15,190,260	$—
Buildings and improvements	19,648,805	—
Tenant improvements	91,685	—
Construction in progress	423,923	—
Total real estate	35,354,673	—
Less: accumulated depreciation and amortization	(578,650)	—
Real estate, net	34,776,023	—
Cash and cash equivalents	1,560,972	5,718,072
Restricted cash	136,076	—
Accounts receivable	208,632	—
Straight-line rent receivable	98,884	—
Interest receivable	—	8,300
Due from related party	104,985	—
Prepaid expenses and other assets	321	—
Deferred leasing costs, net	64,054	—
Tenant origination and in-place lease costs, net	1,395,243	—
Total assets	$38,345,190	$5,726,372

Liabilities:
Mortgage loan payable, at fair value	$21,988,134	$—
Interest rate swap, at fair value	761,157	—
Accounts payable and accrued expenses	115,000	29,250
Accrued capital and leasing costs	184,475	—
Accrued interest expense	55,146	—
Tenant security deposits	136,076	—
Due to related parties	20,920	20,246
Below-market leases, net	1,337,805	—
Deferred income	91,449	—
Total liabilities	24,690,162	49,496

Commitment and contingencies (see note 8)

Shareholders' Equity:
Shareholders' equity (840,810 and 570,650 common shares issued and outstanding as of December 31, 2020 and 2019, respectively)	8,408,610	5,706,500
Noncontrolling interest	6,059,645	—
Accumulated deficit	(813,227)	(29,624)
Total shareholders' equity	13,655,028	5,676,876
Total liabilities and shareholders' equity	$38,345,190	$5,726,372

JAMESTOWN INVEST 1, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
	For the Years Ended December 31,
	2020	2019
Revenues:
Rental income	$2,747,080	$—
Other income	2,150	—
Total revenues	2,749,230	—

Expenses:
Operating and maintenance	247,766	—
Property management fees - related party	46,357	—
Real estate taxes and insurance	184,743	—
General and administrative	483,693	29,303
Asset management fees - related party	—	13,680
Fund administrative fees - related party	—	6,566
Total operating expenses	962,559	49,549
Net operating income (loss)	1,786,671	(49,549)

Nonoperating income (expenses):
Interest income	21,230	19,925
Depreciation and amortization	(1,688,780)	—
Interest expense	(1,054,274)	—
Change in unrealized gain on mortgage loan payable	223,996	—
Change in unrealized loss on interest rate swap	(761,157)	—
Total nonoperating income (expenses)	(3,258,985)	19,925

Net loss	(1,472,314)	(29,624)

Less: Net loss - noncontrolling interest	688,711	—

Net loss attributable to Jamestown Invest 1, LLC	$(783,603)	$(29,624)

JAMESTOWN INVEST 1, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
For the Years Ended December 31, 2020 and 2019

	Common Shares	Amount	Accumulated Deficit	Noncontrolling Interests	Total Shareholders' Equity
Balance at December 31, 2018	—	$5,000	$—	$—	$5,000
Proceeds from issuance of common shares - Reg D	550,100	5,501,000	—	—	5,501,000
Proceeds from issuance of common shares - Reg A	20,550	205,500	—	—	205,500
Return of member formation capital		(5,000)	—	—	(5,000)
Net loss	—	—	(29,624)	—	(29,624)
Balance at December 31, 2019	570,650	5,706,500	(29,624)	—	5,676,876
Contributions from noncontrolling interest	—	—	—	6,748,356	6,748,356
Proceeds from issuance of common shares	270,160	2,702,110	—	—	2,702,110
Net loss	—	—	(783,603)	(688,711)	(1,472,314)
Ending Balance - December 31, 2020	840,810	$8,408,610	$(813,227)	$6,059,645	$13,655,028

JAMESTOWN INVEST 1, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
	For the Years Ended December 31,
	2020	2019
Cash flows from operating activities:
Net loss	$(1,472,314)	$(29,624)
Unrealized gain on mortgage loan payable	(223,996)	—
Unrealized loss on interest rate swap	761,157	—
Depreciation	578,650	—
Amortization of deferred leasing costs	14,199	—
Amortization of tenant origination and in-place lease costs	1,095,931	—
Amortization of below-market leases included in rental income	(645,642)	—
Financing fee expense included in interest expense	578,487	—
Changes in assets and liabilities:
Accounts receivable	(208,632)	—
Straight-line rent receivable	(98,884)	—
Interest receivable	8,300	(8,300)
Due from related party	(104,985)	—
Prepaid expenses and other assets	(321)	—
Accounts payable and accrued expenses	85,750	29,250
Accrued interest expense	55,146	—
Tenant security deposits	136,076	—
Due to related parties	674	20,246
Deferred income	91,449	—
Net cash provided by operating activities	651,045	11,572
Cash flows from investing activities:
Purchase of real estate and intangibles	(34,759,219)	—
Additions to real estate	(918,706)	—
Payment of leasing costs	(78,253)	—
Net cash used in investing activities	(35,756,178)	—
Cash flows from financing activities:
Proceeds from issuance of common shares	2,702,110	5,706,500
Return of member formation capital	—	(5,000)
Contributions from noncontrolling interest	6,748,356	—
Proceeds from mortgage loan payable	22,212,130	—
Payment of financing costs	(578,487)	—
Net cash provided by financing activities	31,084,109	5,701,500
Net increase (decrease) in cash, cash equivalents and restricted cash	(4,021,024)	5,713,072
Cash, cash equivalents and restricted cash, beginning of year	$5,718,072	$5,000
Cash, cash equivalents and restricted cash, end of year	$1,697,048	$5,718,072

Supplemental cash flow information:
Cash paid for interest	$(420,641)	$—
Supplemental disclosure of noncash operating and investing activities:
Increase in accrued capital and leasing costs	$184,475	$—

JAMESTOWN INVEST 1, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2020

1.     Formation and Organization
Jamestown Invest 1, LLC (the “Company”) was formed on August 3, 2018, as a Delaware Limited Liability Company and has elected to be taxed as a real estate investment trust (“REIT”) for U.S. federal income tax purposes. The Company was organized primarily to acquire and manage a portfolio consisting of real estate investments in urban infill locations in the path of anticipated growth, including mixed or single use properties, incorporating office, retail, multifamily, parking, unimproved land, warehouse/flex, or hotels in the Atlanta, Georgia major metropolitan area (“MSA”) as well as other MSAs primarily in the Southeast such as Raleigh, North Carolina and Charleston, South Carolina. The Company may make its investments through majority-owned subsidiaries, minority interests or joint venture interests. Substantially all of the Company’s business is managed by Jamestown Invest Manager, L.P. (the “Manager”), a Delaware Limited Liability Company. The Company owns Jamestown Invest 1 OP, L.P. (the “Operating Partnership”), through which it acquires and holds the investments.
On October 24, 2019, the Company filed an offering statement on Form 1-A with the SEC with respect to an offering (the “Offering”) of up to $50,000,000 in common shares, for an initial price of $10.00 per share.
A maximum of $50,000,000 in the Company’s common shares may be sold to the public in this Offering. The Manager has the authority to issue an unlimited number of common shares. The Company sold 550,100 common shares at the initial per share price of $10.00 in a private placement prior to this offering statement being qualified by the SEC. The Offering was qualified on November 26, 2019. Between November 27, 2019 and December 31, 2019, the Company sold 20,550 common shares at a price of $10.00 per share. Between January 1, 2020 and December 31, 2020, the Company sold 244,635 and 25,525 common shares at a price of $10.00 and $10.02 per share, respectively. In the aggregate, Jamestown, L.P. (the "Sponsor"), the owner of the Manager, purchased 200,000 common shares at $10.00 per share for an aggregate purchase price of $2,000,000.
On March 12, 2020, the Company purchased a 51% controlling interest in JT Invest 1 Dairies, LLC (the "Dairies JV") from the Sponsor for total consideration of $7,279,065. The Dairies JV owns a five-building office campus located in Atlanta, Georgia ("Southern Dairies").

2.Summary of Significant Accounting Policies
Basis of Presentation and Consolidation
The accompanying consolidated financial statements of the Company are prepared on the accrual basis of accounting in accordance with United States generally accepted accounting principles (GAAP).
The consolidated financial statements of the Company include the accounts of the Operating Partnership and its real estate partnerships for which it has control over the major operating and financing policies. All significant intercompany accounts and transactions among the Company and its subsidiaries have been eliminated in consolidation.
Estimates
The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions are based on management’s best judgment. Actual results could materially differ from those estimates.
Real Estate Acquisition Valuations
In accordance with Accounting Standards Codification Topic 805, Business Combinations (ASC 805), the Company records acquisitions that meet the definition of a business as a business combination. If the acquisition does not meet the definition of a business, the Company records the acquisition as an asset acquisition. Under a business combination, all assets acquired and liabilities assumed are measured based on their acquisition-date fair values. Under asset acquisitions, the costs of the assets acquired are allocated in proportion to their relative fair values on the date of acquisition. Transaction costs that are related to a business combination are charged to expense as incurred. Transaction costs that are related to an asset acquisition are capitalized as incurred. In the current period, the acquisition of Southern Dairies met the requirements of and was accounted for as an asset acquisition (See Note 3).
The Company assesses the acquisition date fair values of all tangible assets, identifiable intangibles, and assumed liabilities using methods similar to those used by independent appraisers, generally utilizing a discounted cash flow analysis that applies appropriate discount and/or capitalization rates and available market information. Estimates of future cash flows are based on a number of factors, including historical operating results, known and anticipated trends, and market and economic conditions. The fair value of tangible assets of an acquired property considers the value of the property as if it were vacant.
The Company records above-market, below-market and in-place lease values for acquired properties based on the present value (using a discount rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management’s estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining noncancelable term of above-market in-place leases and for the initial term plus any extended term for any leases with below-market renewal options. The Company amortizes any recorded above-market or below-market lease values as a reduction or increase, respectively, to rental income over the remaining noncancelable terms of the respective lease, including any below-market renewal periods. Amortization related to below-market leases amounted to $645,642 and $0 for the years ended December 31, 2020 and 2019, respectively and is included in rental income in the accompanying consolidated financial statements.
The Company estimates the value of tenant origination and in-place lease costs by considering the estimated carrying costs during hypothetical expected lease-up periods, considering current market conditions. In estimating carrying costs, the Company includes real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease up periods.
The Company amortizes the value of tenant origination and in-place lease costs, which includes lease commissions, legal costs and in-place leases, to depreciation and amortization expense over the remaining noncancelable term of the respective lease. Amortization expense related to tenant origination and in-place lease costs amounted to $1,095,931 and $0 for the years ended December 31, 2020 and 2019, respectively and is included in depreciation and amortization in the accompanying consolidated financial statements.
Estimates of the fair values of the tangible assets, identifiable intangibles and assumed liabilities require the Company to make significant assumptions to estimate market lease rates, property-operating expenses, carrying costs during lease-up periods, discount rates, market absorption periods, and the number of years the property will be held for investment. The use of inappropriate assumptions would result in an incorrect valuation of the Company’s acquired tangible assets, identifiable intangibles and assumed liabilities, which would impact the amount of the Company’s net income (loss).
Depreciation
Depreciation of the buildings is computed on the straight-line method over an estimated useful life of 48 years. Depreciation of building improvements is computed on the straight-line method over an estimated useful life ranging from 15 - 39 years. Site improvements are depreciated on the straight-line method over an estimated useful life ranging from 10 - 15 years. Improvements are capitalized, while expenditures for maintenance and repairs are charged to expense as incurred. Depreciation expense amounted to $578,650 and $0 for the years ended December 31, 2020 and 2019, respectively and is included in depreciation and amortization in the accompanying consolidated financial statements.
Impairment of Real Estate and Related Intangible Assets and Liabilities
The Company continually monitors events and changes in circumstances that could indicate that the carrying amounts of real estate and related intangible assets may not be recoverable. When indicators of potential impairment are present that indicate that the carrying amounts of real estate and related intangible assets may not be recoverable, management assesses whether the carrying value of the assets will be recovered through the future undiscounted operating cash flows expected from the use of and eventual disposition of the property. If, based on the analysis, the Company does not believe that it will be able to recover the carrying value of the asset, the Company will record an impairment charge to the extent the carrying value exceeds the estimated fair value of the asset. For the years ended December 31, 2020 and 2019, the Company did not record any impairment charges related to its real estate investments.

Revenue Recognition and Expenses
The majority of the Company’s revenue is earned through the lease of rental space at its underlying properties. These revenues are accounted for as leases under Accounting Standards Codification Topic 840, Leases (ASC 840). Other revenues, as a whole, are immaterial to total revenues and are accounted for as revenues from contracts with customers in accordance with Accounting Standards Codification Topic 606, Revenue from Contracts with Customers (ASC 606).
The Company's primary source of revenue is income arising from lease agreements which may include base rent or reimbursements from tenants for real estate taxes, insurance, and other operating expenses.
Base rent is recognized on a straight-line basis over the terms of the related leases. The Company recognizes the reimbursement of expenses from tenants as the related expenses are incurred. Percentage rents are recognized once the thresholds are achieved and the amounts become determinable. In addition, termination fees arising from contractual agreements with tenants are considered lease modifications. The Company recognizes the income upon execution of the agreement. Lease revenues are accounted for in accordance with ASC 840. As of December 31, 2020 and 2019, straight-line rent receivable was $98,884 and $0, respectively.
Interest income is recognized on an accrual basis and recorded in the period in which it is earned.
Expenses are recognized when incurred.
COVID-19 Lease Concessions
In April 2020, the Financial Accounting Standards Board (FASB) staff issued a question and answer document (the “Lease Modification Q&A”) focused on the application of lease accounting guidance to lease concessions provided as a result of a global pandemic of a novel strain of coronavirus (COVID-19). Under existing lease guidance, the Company would have to determine, on a lease by lease basis, if a lease concession was the result of a new arrangement reached with the tenant (treated within the lease modification accounting framework) or if a lease concession was under the enforceable rights and obligations within the existing lease agreement (precluded from applying the lease modification accounting framework). Although the original lease modification guidance in ASC 840, remains appropriate to address routine lease modifications, the Lease Modification Q&A established a different framework to account for certain lease concessions granted in response to the COVID-19 pandemic. The Lease Modification Q&A allows the Company, if certain criteria have been met, to bypass the lease by lease analysis, and instead make an accounting policy election to account for COVID-19 related lease concessions as either a lease modification or a negative variable adjustment to rental revenue. Such election is required to be applied consistently to leases with similar characteristics and similar circumstances.
The Company has elected to apply such relief and will not perform a lease by lease analysis for the lease concessions that were (1) granted as relief due to the COVID-19 pandemic and (2) result in the cash flows remaining substantially the same or less than the original contract. The Lease Modification Q&A has no material impact on the Company’s consolidated financial statements as of December 31, 2020. However, its future impact to the Company is dependent upon the extent of lease concessions granted to tenants as a result of the COVID-19 pandemic in future periods and the elections made by the Company at the time of entering such concessions.
The Company has made the following accounting policy elections by the type of concession agreed to with the respective tenants:
• Rent Deferrals – The Company will account for rent deferrals that will be paid back within 18 months of the deferral date using the receivables model as described within the Lease Modification Q&A. Under the receivables model, the Company will continue to recognize lease revenue in a manner that is unchanged from the original lease agreement and continue to recognize lease receivables and rental revenue during the deferral period.
Additionally, in light of the recent and ongoing COVID-19 pandemic, the Company is closely monitoring changes in the collectability assessment of its tenant receivables as a result of certain tenants suffering adverse financial consequences.

Cash, Cash Equivalents and Restricted Cash

	December 31, 2020	December 31, 2019
Cash and cash equivalents	$1,560,972	$5,718,072
Restricted cash	136,076	—
Total cash, cash equivalents and restricted cash shown in the consolidated statements of cash flows	$1,697,048	$5,718,072

The Company classifies short-term, highly liquid investments with original maturities of approximately 90 days or less and money market accounts as cash equivalents. The Company invests its cash primarily in deposits and money market funds with commercial banks. At times, cash balances may exceed federally insured amounts. Management believes it mitigates credit risk by depositing cash in and investing through major financial institutions.
Restricted cash consists of tenant security deposits.
Accounts Receivable
In the normal course of business, the Company extends unsecured credit to its tenants. The Company performs on-going credit evaluations of its tenants and maintains an allowance for doubtful accounts when considered necessary. Accounts receivable are generally due under normal trade terms requiring payment within 30 days from the invoice date. Unpaid accounts receivable do not bear interest.
Bad debts are provided using the allowance for doubtful accounts method based on historical experience and management’s evaluation of outstanding accounts receivable at the end of each year. The allowance for doubtful accounts was $0 as of December 31, 2020 and 2019.
Fair Value Measurements
From time to time the Company may purchase interest rate caps, swaps or other financial instruments. Under GAAP, the Company is required to measure certain financial instruments at fair value on a recurring basis. In addition, the Company may be required to measure other non-financial and financial assets and liabilities at fair value on a non-recurring basis. Fair value is defined as the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The GAAP fair value framework uses a three-tiered approach. Fair value measurements are classified and disclosed in one of the following three categories:
•Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.
•Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
•Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement. Level 3 valuations incorporate certain assumptions and projections that are not observable in the market, and significant professional judgment is used in determining the fair value assigned to such assets and liabilities.
The availability of observable inputs can vary from instrument to instrument and is affected by a wide variety of factors, including the type of instrument, whether the instrument is new and not yet established in the marketplace, and other characteristics particular to the transaction. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety.
Fair value is a market‑based measure considered from the perspective of a market participant rather than an entity‑specific measure. Therefore, even when market assumptions are not readily available, the Company’s own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified between the levels. There were no reclassifications between levels in 2020.

Organization, Offering and Related Costs
Organization and offering costs of the Company are being paid by the Manager. These organization and offering costs include all expenses in connection with the formation of the Company and the qualification of the Offering, and the marketing and distribution of shares, including, without limitation, expenses for printing, and amending offering statements or telecommunications costs, all advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees. The Company will not be obligated to reimburse the Manager, or its affiliates, as applicable, for organization and offering costs paid by them on behalf of the Company.
Share Redemptions
The Company adopted a redemption plan, whereby on a quarterly basis, shareholders may request that the Company redeem not less than 25% of their shares. In addition, the redemption plan is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the real estate assets held.
For the first eighty-nine (89) days following the settlement of the common shares subject to the redemption request (the “Introductory Period”), the per share redemption price will be equal to the purchase price of the shares being redeemed less the aggregate sum of distributions paid and declared but unpaid with respect to such shares, rounded down to the nearest cent.
Beginning on the ninetieth (90th) day following the settlement of the common shares subject to the redemption request (the “Post-Introductory Period”), the per share redemption price will be calculated based on a declining discount to the net asset value (the “NAV”) per share in effect at the time the redemption request is made without any reduction for distributions paid or declared and rounded down to the nearest cent.

Holding Period from Date of Settlement	Effective Redemption Price (as percentage of NAV per share) Before Deduction of any Participation Allocation and Third-Party Costs (1)
Less than 90 days (Introductory Period)	100%(2) (3)
90 days until 3 years	97%
3 years to 4 years	98%
4 years to 5 years	99%
More than 5 years	100%

(1)	The Effective Redemption Price will be rounded down to the nearest $0.01 and proceeds received by investors from any redemption will be further reduced by the Participation Allocation payable to the Manager in connection with such redemption (Note 3).
(2)	The per share redemption price during the Introductory Period is calculated based upon the purchase price of the shares, not the per share price in effect at the time of the redemption request.
(3)	The Effective Redemption Price during the Introductory Period will be reduced by the aggregate sum of distributions paid or payable on such shares, the amount of which we are unable to calculate at this time.
Because the NAV per share is calculated at the end of each quarter, beginning March 31, 2020, the redemption price for shares held at least ninety (90) days may change between the date the redemption request is received and the date on which redemption proceeds are paid. As a result, the redemption price that a shareholder will receive may be different from the redemption price on the day the redemption request is made.
In addition, the Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without notice, including to protect the operations and the non-redeemed shareholders, to prevent an undue burden on liquidity, to preserve the status as a REIT, following any material decrease in the NAV, or for any other reason. However, in the event that the Manager amends, suspends or terminates the redemption plan, an offering circular supplement and/or Form 1-U, as appropriate will be filed, to disclose such amendment. The Manager may also, in its sole discretion, decline any particular redemption request if it believes such action is necessary to preserve the status as a REIT.

Income Taxes
The Company has elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended, and operating as such. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its shareholders (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with generally accepted accounting principles). As a REIT, the Company generally will not be subject to U.S. federal income tax on income that it distributes to its shareholders, provided that it distributes 100% of its REIT taxable income. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income.
Risks and Uncertainties
In the normal course of business, the Company encounters economic risk, including interest rate risk, credit risk, and market risk. Interest rate risk is the result of movements in the underlying variable component of the mortgage financing rates. Credit risk is the risk of default on the Company's real estate investments that results from an underlying tenant’s inability or unwillingness to make contractually required payments. Market risk reflects changes in the valuation of real estate investments held by the Company.
In July 2017, the Financial Conduct Authority (FCA) that regulates LIBOR announced it intends to stop compelling banks to submit rates for the calculation of LIBOR after 2021. As a result, the Federal Reserve Board and the Federal Reserve Bank of New York organized the Alternative Reference Rates Committee (ARRC) which identified the Secured Overnight Financing Rate (SOFR) as its preferred alternative to USD-LIBOR in derivatives and other financial contracts. The Company is not able to predict when LIBOR will cease to be available or when there will be sufficient liquidity in the SOFR markets. Any changes adopted by FCA or other governing bodies in the method used for determining LIBOR may result in a sudden or prolonged increase or decrease in reported LIBOR. If that were to occur, the Company’s interest payments could change. In addition, uncertainty about the extent and manner of future changes may result in interest rates and/or payments that are higher or lower than if LIBOR were to remain available in its current form.
The Company has material contracts that are indexed to LIBOR and is monitoring and evaluating the related risks, which include interest expense on mortgage loans payable and amounts received or paid on interest rate swaps. These risks arise in connection with transitioning contracts to a new alternative rate, including any resulting value transfer that may occur. The value of mortgage loans payable and interest rate swaps tied to LIBOR could also be impacted if LIBOR is limited or discontinued. For some instruments, the method of transitioning to an alternative rate may be challenging, as they may require negotiation with the respective counterparty.
If a contract is not transitioned to an alternative rate and LIBOR is discontinued, the impact to the Company is likely to vary by contract. If LIBOR is discontinued or if the methods of calculating LIBOR change from their current form, interest rates on the Company’s current or future indebtedness may be adversely affected.
While the Company expects LIBOR to be available in substantially its current form until the end of 2021, it is possible that LIBOR will become unavailable prior to that point. This could result, for example, if sufficient banks decline to make submissions to the LIBOR administrator. In that case, the risks associated with the transition to an alternative reference rate will be accelerated and magnified.
As the COVID-19 pandemic continues it is not possible to reliably estimate the length or severity of this pandemic and hence its financial impact, the Company could be materially and possibly adversely affected by the risks, or the public perception of the risks, related to the pandemic. The extent of the impact of COVID-19 on the Company's operational and financial performance will depend on future developments, including the duration and spread of the pandemic and its impact on the Company's tenants. Additionally, the impact could vary by geographic region and property type. As a result, valuations and incomes in the future may change more rapidly and significantly than under standard market conditions.
Recently Issued Accounting Pronouncements
In February 2016, the FASB issued Accounting Standards Update 2016-02, Leases (ASU 2016-02), establishing Accounting Standards Codification Topic 842 (ASC 842). Lessor accounting will remain substantially similar to the current accounting; however, certain refinements were made to conform the standard with the recently issued revenue recognition guidance in ASU 2014-09. ASC 842 requires all lessees to record a lease liability at lease inception, with a corresponding right of use asset, except for short-term leases. ASC 842 will be effective January 1, 2022. Early adoption is permitted and a number of practical expedients may also be elected. Management is currently evaluating the impact ASC 842 will have on the Company's consolidated financial statements and disclosures.

In June 2016, the FASB issued Accounting Standards Update 2016-13, Financial Instruments-Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments (ASU 2016-13). This requires entities to estimate a lifetime expected credit loss for most financial assets, including (i) trade and other receivables, (ii) other long-term financings including available for sale and held-to-maturity debt securities and (iii) loans. Subsequently, the FASB issued Accounting Standards Update 2018-19, Codification Improvements to Topic 326, Financial Instruments-Credit Losses, which amends the scope of ASU 2016-13 and clarified that receivables arising from operating leases are not within the scope of the standard and should continue to be accounted for in accordance with the leases standard (ASC 842). This guidance is effective for fiscal years beginning after December 15, 2022. Management is in the process of evaluating the impact of this guidance.
In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement: Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement (ASU 2018-13), which amended guidance on the disclosure requirements for fair value measurement. The amended guidance added, eliminated and modified disclosures for investments measured at fair value. ASU 2018-13 was effective January 1, 2020. The adoption of this ASU did not have a material impact on the Company's consolidated financial statements and disclosures.
In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848) - Facilitation of the Effects of Reference Rate Reform on Financial Reporting (ASU 2020-04), which provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships and other transactions that reference LIBOR or other reference rates expected to be discontinued because of reference rate reform. ASU 2020-04 is effective as of March 12, 2020 through December 31, 2022. Management has not yet adopted any of the optional expedients or exceptions as of December 31, 2020, but will continue to evaluate the possible adoption of any such expedients or exceptions during the effective period as circumstances evolve.

3.    Real Estate
On March 12, 2020, the Company purchased a 51% controlling interest in JT Invest 1 Dairies, LLC ("Southern Dairies") from the Sponsor. Southern Dairies is a five-building office campus located in Atlanta, Georgia with 80,000 rentable square feet.
The table below shows asset acquisition detail:

Land	$15,190,260
Buildings and improvements	19,029,846
Construction in process	31,386
Tenant origination and in-place lease costs	2,491,174
Below market leases	(1,983,447)
$34,759,219

As of December 31, 2020, Southern Dairies was approximately 88% occupied by tenants whose leases expire on various dates between 2021 and 2026. Four tenants accounted for 23%, 17%, 14% and 11% of the annualized base rents of Southern Dairies. These leases expire in 2021, 2023, 2023 and 2021, respectively.
As of December 31, 2020, the future minimum contractual rental income from the Company's real estate investment under its noncancelable operating leases was as follows:

Years Ending December 31,	Amounts Due
2021	$1,311,353
2022	941,496
2023	764,277
2024	201,325
2025	207,364
Thereafter	7,036
Total	$3,432,851

Intangibles

As of December 31, 2020, the Company's intangibles were as follows:

	Tenant Origination and In-Place Lease Costs	Below-market lease intangibles
Cost	$2,491,174	$(1,983,447)
Accumulated amortization	(1,095,931)	645,642
Net amount	$1,395,243	$(1,337,805)

The remaining unamortized balance of the outstanding intangible assets and liabilities as of December 31, 2020 is estimated to be amortized as follows:

Years Ending December 31,	Tenant Origination and In-Place Lease Costs	Below-market lease intangibles
2021	$(523,265)	$369,558
2022	(387,923)	291,329
2023	(275,164)	241,543
2024	(67,393)	104,656
2025	(67,393)	104,656
Thereafter	(74,105)	226,063
Total	$(1,395,243)	$1,337,805

As of December 31, 2019, there were no intangibles.

4.    Mortgage Loan Payable
On March 12, 2020, Southern Dairies obtained a $25,817,000 mortgage loan, secured by the real estate, and received initial proceeds in the amount of $21,240,000. The remaining balance of the loan proceeds, in the amount of $4,577,000, may be advanced from time to time as reimbursement for certain leasing costs, upon satisfaction of the requirements stated in the mortgage loan agreement. As of December 31, 2020, the outstanding principal balance was $22,212,130.  The loan matures March 12, 2025 and bears interest at a variable rate based on one-month LIBOR (0.14% as of December 31, 2020) plus 1.55%, adjusted periodically in accordance with the loan agreement. Interest only payments are due on a monthly basis through the maturity date. The loan may be prepaid at any time without penalty.
For the year ended December 31, 2020, the Company incurred interest expense related to the mortgage loan payable of $334,410. For the year ended December 31, 2020, the partnership incurred financing costs of $578,487, which is included in interest expense in the accompanying consolidated financial statements.
The fair value of the mortgage loan payable is determined by discounting the difference between the contractual loan payments and estimated market loan payments at an equity discount rate based on asset appraisals that reflect how a typical third-party investor would value the cash flows. Market loan payments are derived from overall market lending rates, debt origination and assumption transactions in the market, and property specific factors, including loan to value and cap rate changes. The Company's mortgage loan payable is classified within Level 3 of the valuation hierarchy.

The following table presents additional information about the Level 3 liability measured at fair value on a recurring basis as of December 31, 2020:

Mortgage Loan Payable
Beginning balance - December 31, 2019	$—
Proceeds from mortgage loan payable	(22,212,130)
Change in unrealized gain	223,996
Ending balance - December 31, 2020	$(21,988,134)

The significant unobservable inputs used in the fair value measurement of the Company’s mortgage loan payable are the selection of certain market interest rates and implied equity discount rates. Management reviews the valuation of the mortgage loans payable quarterly. The difference in the calculated fair value and the balance outstanding is the market valuation adjustment. As of December 31, 2020, the mortgage loan payable balance and the fair value of the mortgage loan were $22,212,130 and $21,988,134, respectively. As of December 31, 2020, the market interest rate and implied equity discount rate was assumed to be 2.35% and 16.53%, respectively.
The Company is subject to certain financial and nonfinancial covenants under the mortgage loan. As of December 31, 2020, the Company was in compliance with all covenants.

5.    Derivative Instrument
The fair value of the interest rate swap is based on the notional, payment frequency, day count fraction, fixed and floating rates, and other factors, including the credit strength of both counterparties. The present value of expected cash flow differences is calculated based on prevailing market and contractual interest rates and credit spreads. The valuations are performed by an independent appraiser consistent with market standards for valuing derivatives. Management reviews the valuation of the interest rate swap quarterly. The Company's derivative instrument is classified within Level 2 of the valuation hierarchy.
To limit the Company's exposure to interest rate fluctuations on the mortgage loan payable, the Company has entered into an interest rate swap agreement. The interest rate swap agreement fixed the one-month LIBOR portion of the interest rate at for a total all-in-rate of 2.683% and a notional amount of $21,240,000. The agreement expires on March 3, 2025. For the year ended December 31, 2020, the Company incurred $141,377 in interest interest expense related to the derivative which is included as a component of interest expense in the accompanying consolidated financial statements.
In accordance with ASC 815, Accounting for Derivative Instruments and Hedging Activities, the Company has not designated the interest rate swap as a cash flow hedge. Accordingly, the Company recognizes any changes in fair value as a component of realized and unrealized gains (losses) in the accompanying consolidated financial statements. For the year ended December 31, 2020, the total unrealized loss on the interest rate swap was $761,157.

6.    Related Party Arrangements
Jamestown Investment Manager, L.P.
Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.
The Manager is entitled to a quarterly asset management fee equal to 1.25% per annum, based on net offering proceeds until March 31, 2020, after which it is based on NAV at the end of the prior quarter. Under the agreement, the Manager is due an asset management fee totaling $96,047 during 2020. In late 2020, the Manager agreed to waive the asset management fee for the entirety of the year. As a result, the asset management fee was $0 for 2020 and as of December 31, 2020, the Company had a $70,936 receivable from the Manager for asset management fees that were paid and subsequently waived. For the year ended December 31, 2019, the Company incurred an asset management fee of $13,680, which is included in due to related parties as of December 31, 2019 in the accompanying consolidated financial statements.

The Manager is entitled to a quarterly fund administration fee equal to 0.60% per annum, based on net offering proceeds until March 31, 2020, after which it is based on NAV at the end of the prior quarter, in part to reimburse the Manager for certain costs. Under the agreement, the Manager is due a fund administration fee totaling $46,102 during 2020. In late 2020, the Manager agreed to waive the fund administration fee for the entirety of the year. As a result, the fund administration fee was $0 for 2020 and as of December 31, 2020, the Company had a $34,049 receivable from the Manager for fund administration fees that were paid and subsequently waived. For the year ended December 31, 2019, the Company incurred a fund administration fee of $6,566, which is included in due to related parties in the accompanying consolidated financial statements.
The Company will reimburse the Manager and any third party for actual expenses incurred in connection with the selection or acquisition of an investment, whether or not the Company ultimately acquires or originates the investment.
The Manager may retain one or more of its affiliates (Affiliate) to perform services for the Company’s real estate investments, including property management, leasing, construction management, sustainability consulting, creative and marketing services, architecture, legal and tax services.
An Affiliate serves as the property management company for Southern Dairies and is entitled to receive a monthly management fee and cost reimbursements, as defined by the property management agreement. For the year ended December 31, 2020, the Affiliate received property management fees of $46,357 and cost reimbursements totaling approximately $79,000, of which $18,679 remained payable as of December 31, 2020 and is included in due to related parties in the accompanying consolidated financial statements.
The following amounts are either capitalized into the cost basis of the real estate or included in operating and maintenance and general and administrative expenses in the accompanying consolidated financial statements.
•An Affiliate receives construction management and development fees and cost reimbursements in connection with building or tenant improvements. For the year ended December 31, 2020, the Affiliate received construction management and development fees and cost reimbursements, including expenses related to employee time and travel, totaling approximately $90,200.
•An Affiliate provides legal services for certain real estate investments and the Partnership. For the year ended December 31, 2020, the Affiliate received cost reimbursements, including expenses related to employee time and travel, totaling approximately $8,300.
•An Affiliate provides leasing services for certain real estate investments. For the year ended December 31, 2020, the Affiliate earned commissions and received cost reimbursements, including expenses related to travel, totaling approximately $63.
•An Affiliate provides services to certain real estate investments, including aesthetics evaluation, design consulting, brand development, public relations coordination, and event coordination. For the year ended December 31, 2020, the Affiliate received cost reimbursements, including expenses related to employee time and travel, totaling approximately $68,000.
•An Affiliate provides services to certain real estate investments for sustainability consulting. For the year ended December 31, 2020, the Affiliate received cost reimbursements, including expenses related to third party fees, employee time and travel, totaling approximately $4,800.
•In addition, an Affiliate was reimbursed for other administrative expenses for certain real estate investments and the Partnership. For the year ended December 31, 2020, the Affiliate was reimbursed approximately $41,400.
As of December 31, 2020, $2,241 remained payable to various affiliates related to these services and is included in due to related parties in the accompanying consolidated financial statements.

Jamestown Invest 1 OP, L.P.
The Manager, as a Special Limited Partner, will hold a performance participation interest in the Operating Partnership that entitles it to receive a performance participation allocation from the Operating Partnership (the “Participation Allocation”), payable in full upon a Liquidity Event (as defined below) or, to the extent allocable to redeemed shares, at the time of redemption.  The Participation Allocation will be equal to 20% of (i) the NAV (without reduction for any accrued Participation Allocation) as of the applicable date, increased by (ii) the aggregate capital distributions and dividends paid or accrued with respect to interests in the Operating Partnership, if any, less (iii) the aggregate initial purchase price for all interests in the Operating Partnership.  If the NAV as of the applicable date, increased by capital distributions and dividends paid or accrued, is less than $10.00 per share, no Participation Allocation will be paid.  The redemption price for any redeeming investor for any redemption of shares will be our NAV as of the redemption date (including any accrued Participation Allocation).  “Liquidity Event” shall mean the occurrence of a liquidity event, including but not limited to a liquidation of the Company upon the sale of all of the properties, a public listing, or a merger with a public or non-public company. As of December 31, 2020, there was no Participation Allocation.

7.    Economic Dependency
Under various agreements, the Company has engaged or will engage Jamestown, L.P. and its affiliates to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, property management services, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon Jamestown, L.P. and its affiliates.

8.    Commitments and Contingencies

In the normal course of business, the Company may be subject to various litigation and in some instances the amount sought may be substantial. Although the outcome of such claims, litigation, and disputes cannot be predicted with certainty, in the opinion of management based on facts known at this time, the resolution of such matters are not anticipated to have a material adverse effect on the consolidated financial position or results of operations of the Company.

9.    Subsequent Events
The Company evaluated subsequent events through April 28, 2021, which is the date the consolidated financial statements were available to be issued. Management has concluded that there were no significant events requiring recognition and/or disclosure in the consolidated financial statements other than those disclosed herein and below.
On March 31, 2021, the Manager declared a quarterly cash distribution of $0.075 per share for shareholders of record as of the close of business on March 31, 2021.
On April 1, 2021, the Investment Committee of the Manager approved a NAV per share of the Company's common shares of $10.34 as of March 31, 2021. The purchase price of the common shares was adjusted to $10.34 per share on April 6, 2021, and will be effective until updated on June 30, 2021, or within a commercially reasonable time thereafter, unless updated prior to that time.
On April 14, 2021, our Manager approved a redemption request for one investor totaling 250 shares for a redemption amount of $2,425.
Between January 1, 2021 and April 28, 2021, the Company sold 76,800 shares at a share price of $10.00 and 2,547 shares at a share price of $10.34, for $794,340 in gross offering proceeds. As of April 28, 2021, the aggregate shares outstanding were approximately 920,157 shares, for total gross offering proceeds of $9,202,950 (including the approximately 550,100 shares totaling $5,501,000 received in a private placement prior to the initial offering being declared effective).

PART III - Item 4. Exhibits

Exhibit	Description
2.1*	Certificate of Formation (Incorporated by reference to Exhibit 2.1 to the Company's Offering Statement on Form 1-A, filed on October 24, 2019)

2.2*	Certificate of Amendment (Incorporated by reference to Exhibit 2.2 to the Company's Offering Statement on Form 1-A, filed on October 24, 2019)

2.3*	Amended and Restated Operating Agreement (Incorporated by reference to Exhibit 2.3 to the Company's Offering Statement on Form 1-A, filed on October 24, 2019)

4.1*	Form of Subscription Agreement (Incorporated by reference to Exhibit 4.1 to the Company's Annual Report on Form 1-K, filed April 29, 2020)

6.1*	Sub-Advisory Agreement (Incorporated by reference to Exhibit 6.1 to the Company's Offering Statement on Form 1-A, filed on October 24, 2019)

6.2*
Membership Interest Purchase Agreement between Jamestown, L.P. and Jamestown Invest 1, OP, L.P. (Incorporated by reference to Exhibit 6.1 to the Company's Current Report on Form 1-U, filed on March 16, 2020)

6.3*
Amended and Restated Limited Liability Company Agreement of JT Invest 1 Dairies, LLC between Jamestown Invest 1 OP, L.P. and Jamestown, L.P. (Incorporated by reference to Exhibit 6.2 to the Company's Current Report on Form 1-U, filed on March 16, 2020)

8.1*	Escrow Agreement between Jamestown Invest 1, LLC and North Capital (Incorporated by reference to Exhibit 8.1 to the Company's Offering Statement on Form 1-A, filed on October 24, 2019)

11.1*	Consent of King & Spalding LLP (Incorporated by reference to Exhibit 12.1 to the Company's Offering Statement on Form 1-A, filed on October 24, 2019)

11.2**	Consent of Moore, Colson & Company, P.C. (Filed herein as Exhibit 11.2)

14.1*
Confirmation of Date of Assumption of Transfer Agent Services between Jamestown Invest 1, LLC and Computershare Trust Company, N.A. (Incorporated by reference to Exhibit 14.1 to the Company's Annual Report on Form 1-K, filed April 29, 2020)

15.1*	Amended and Restated Operating Partnership Agreement (Incorporated by reference to Exhibit 15.1 to the Company's Offering Statement on Form 1-A, filed on October 24, 2019)

15.2*	Draft offering statement previously submitted pursuant to Rule 252(d) (incorporated by reference to the copy thereof previously made public pursuant to Rule 301 of Regulation S-T)

15.3*	Draft amended offering statement previously submitted pursuant to Rule 252(d) (incorporated by reference to the copy thereof previously made public pursuant to Rule 301 of Regulation S-T)

15.4*	Draft amended offering statement previously submitted pursuant to Rule 252(d) (incorporated by reference to the copy thereof previously made public pursuant to Rule 301 of Regulation S-T)

15.5*	Draft amended offering statement previously submitted pursuant to Rule 252(d) (incorporated by reference to the copy thereof previously made public pursuant to Rule 301 of Regulation S-T)

15.6*
Correspondence by or on behalf of the issuer previously submitted pursuant to Rule 252(d) (Incorporated by reference to Exhibit 15.6 to the Company's Offering Statement on Form 1-A, filed on October 24, 2019)

15.7*
Correspondence by or on behalf of the issuer previously submitted pursuant to Rule 252(d) (Incorporated by reference to Exhibit 15.7 to the Company's Offering Statement on Form 1-A, filed on October 24, 2019)

15.8*
Correspondence by or on behalf of the issuer previously submitted pursuant to Rule 252(d) (Incorporated by reference to Exhibit 15.8 to the Company's Offering Statement on Form 1-A, filed on October 24, 2019)

15.9*
Correspondence by or on behalf of the issuer previously submitted pursuant to Rule 252(d) (Incorporated by reference to Exhibit 15.9 to the Company's Offering Statement on Form 1-A, filed on October 24, 2019)

*Previously filed
**Included herein

SIGNATURES
Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jamestown Invest 1, LLC
By:	/s/ Matt Bronfman
Name:	Matt Bronfman
Title:	Chief Executive Officer

Date:	April 28, 2021

Safe Harbor Statement
This Current Report on Form 1-K contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, and descriptions of goals and objectives. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words, which generally are not historical in nature. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Some of the factors that may affect outcomes and results include, but are not limited to: (I) national, international, regional and local economic and political climates, (II) changes in global financial markets and interest rates, (III) increased or unanticipated competition for our properties, (IV) risks associated with acquisitions, dispositions and development of properties, (V) maintenance of real estate investment trust status, tax structuring, and changes in income tax laws and rates, (VI) availability of financing and capital, the levels of debt that the Company maintain and its credit rating, (VII) risks of pandemics such as COVID-19, including escalations of outbreaks and mitigation measures imposed in response thereto, (VIII) environmental uncertainties, including risks of natural disasters, and (IX) those additional factors described under the section entitled “Risk Factors” in the Company’s offering circular, dated September 10, 2020 and filed by us with the Securities and Exchange Commission (the “Commission”) on September 10, 2020 (the “Offering Circular”), as such factors may be updated from time to time in the Company’s subsequent filings with the Commission, which are accessible on the Commission’s website at www.sec.gov. In addition, past performance is not indicative of future results. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the Company’s filings with the Commission. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.